

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-mail
Benson Tsang
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China

>   **Re: ATA Inc.**
>   **Form 20-F for fiscal year ended March 31, 2011**
>   **Filed June 15, 2011**
>   **Response dated April 2, 2012**
>   **File No. 001-33910**

Dear Mr. Tsang:

We have reviewed your response letter dated April 2, 2012 and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended March 31, 2011

General

D. Risk Factors, page 5

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and

practices of your auditor (see
http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

2. We note your response to comments 1, 3 and 4 in our letter dated March 9, 2012, and your proposed disclosure that states that the equity pledge agreement takes effect upon registration with SAIC. Please explain further that only registration secures your interest in the equity as collateral and your equity pledge remains unregistered. Further, disclose that in this case, with an unregistered equity pledge, the company and its WOFE subsidiary may not foreclose on the equity interest as collateral, but would have to sue for damages for breach of the equity pledge agreement, an unsecured claim.

3. Further explain that the unregistered equity pledge is not valid against potential secured third party claims and it is not effective for satisfaction of the interest of the company it purports to secure while it remains an unregistered, unsecured claim without lawsuit to enforce your interest in case of any breach.

4. Also, if the registration of the equity pledge itself is of no significant importance as you state in your response to our comment 1, then please discuss the significance of your disclosure on page 13 that under PRC law a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. Discuss the significance of the equity pledge registration process as a whole under PRC law given your belief that the registration of the equity pledges themselves "is of no significant importance." Provide the basis for your belief.

5. Please disclose any provisions in the equity pledge agreement related to damages for failure to register the equity pledge with the local SAIC. We understand that unless such provisions are clearly provided for in the equity pledge agreement, it may be difficult to prove and claim any other damages arising from any VIE breach that would be satisfied by the equity pledge agreement. It appears that the company would probably have to rely on other VIE contracts to support its damages claim. In short, unregistered equity pledges and the rights provided for the equity pledge agreements are unsecured rights. Disclose the process for a lawsuit to dispose of the interest in the equity pledge agreement and the risks to prevailing at same with your unsecured claim. Include discussion of the right to damages for failure to register, if any, in this equity pledge or equity pledge agreement.

6. Further discuss the importance of any negative covenants contained in the equity pledge agreement, including for example, your covenant not to in any way transfer the equity

interest held by each shareholder and what the process and risks of same would be to enforce the negative covenant in case of breach where your equity pledge remains unregistered. Please confirm that this negative covenant appears only in the equity pledge agreement and not in the equity pledge itself, to be registered with the local SAIC and the consequences of same on its enforceability.

7. We note your response to comment 1 in our letter dated March 9, 2012. Specifically, your disclosure that the registration of your equity pledges is ongoing, but because the monetary amount to be secured by the pledge is not fixed, the relevant local authority has not completed your registration on the grounds that your filing cannot meet the relevant local authority's requirements. Please revise to discuss the local authority's registration requirements and address why these requirements are impeding the registration process.

8. Further, explain why you cannot register an equity pledge in a certain amount, i.e., in the amount of service fees that have accrued to date with quarterly or annual amendment as necessary to cover the new amounts owed. State the annual amount of service fees under the technical support agreement and the strategic consulting agreement that have been paid to date. Further, disclose any alternative options the local authorities may have proposed or would accept that would allow the registration of equity pledges for floating amounts. For example, we understand that such registrations are acceptable in other local SAIC offices after various discussions with such local SAIC authorities.

<u>Substantial uncertainties and restrictions exist with respect to the application and implementation of Chinese laws and regulations…, page 13</u>

9. We note your response to comment 3 in our letter dated March 9, 2012. Please clarify why you do not expect the current unregistered status of the pledge agreement to have any material effect on your business, financial condition and results of operations. Further, discuss why you believe the equity pledge is not of significant importance and is not necessary to effectively control ATA Online or mitigate the risks related to operating ATA Online's online businesses through ATA Online. We note your disclosure that the equity pledges were entered into, not to obtain the equity interest of ATA Online, but instead to act as collateral for ATA Online's performance under the exclusive technical support agreement and the strategic consulting service agreement. If the equity pledge is not necessary to effectively control ATA Online or mitigate the risks related to operating ATA Online, then please explain your belief that the certain covenants contained in the equity pledge agreement help to strengthen the control over ATA Online created by the contractual arrangements as a whole. We note your mention of certain negative covenants to the equity pledge agreement in your supplemental response. Given your belief as to the lack of relative importance of the equity pledge agreement, please also discuss the purpose of the equity pledge itself if it is not necessary to effectively control ATA Online or mitigate certain risks related to operating the entity.

<u>Our contractual arrangements with ATA Online and its shareholders do not provide us with
ownership interests…, page 14</u>

10. We note your response to comment 4 in our letter dated March 9, 2012. Please expand
your disclosure to discuss the relevant PRC laws with which you must be in compliance
in order to exercise the exclusive option to purchase, or have your designee purchase,
each shareholder's equity interest in ATA Online at any time.

<u>We may lose the ability to use and enjoy assets…..page 15</u>

11. We note your response to comment 6 in our letter dated March 9, 2012. Please revise
your proposed disclosure to also include that ATA BVI has the exclusive purchase option
to acquire the entirety, or any portion, of ATA Online's equity interest or the assets
owned by ATA Online, *exercisable at ATA BVI's discretion*.

12. Further, please clarify the pledge agreement you refer to in your response to comment 6
in our letter dated March 9, 2012. We note your disclosure that upon registering the
pledge agreement, you could also enforce the pledge against ATA Online's shareholders.
Please clarify this response given your earlier responses to comments 1, 3, and 4 in our
letter dated March 9, 2012.

13. We note your response to comment 7 in our letter dated March 9, 2012. Please clarify
whether the pledge against ATA Online's shareholders has to be registered in order for
the pledgee to enforce the pledge and thereby dispose of the pledged equity to indemnify
any losses under the VIE agreements. Please note that our comment 8 addressed the
priority of your equity pledge agreements, if properly registered.

<u>Restrictions on currency exchange may limit our ability to utilize our revenues effectively…,
page 18</u>

14. We note your response to comment 11 in our letter dated March 9, 2012. Please confirm
that you will provide the disclosure provided in the entire response to comment 11 in
your future filings. For instance, we note your current proposed disclosure does not
address whether revenues generated in the PRC can be used to pay off debt generated
outside of the PRC. In addition, we note the proposed disclosure does not discuss
whether proceeds from the liquidation of assets can be used outside of the PRC. We note
your response addresses these areas of disclosure, but please confirm that your disclosure
in future filings will also address this disclosure.

15. Further, we note your response to comment 11 in our letter dated March 9, 2012, that the
procedural requirements do not pose any risk to a wholly foreign-owned company's
ability to remit dividends to its offshore parent. However, we understand that SAFE,
MOFCOM and tax authorities cooperate with each other in order to enforce the
Catalogue which restricts foreign investment in online education businesses. Thus,

please explain/disclose whether it is possible that SAFE might discover the VIE structure during the approval or registration process, and on that basis, disapprove remittance of dividends or other capital account transactions, or current account transactions. Please disclose whether there are any other SAFE issues that might arise as a result of using the VIE structure.

Item 4. Information on the Company, page 23

B. Business Overview, page 23

16. We note your response to comment 12 in our letter dated March 9, 2012. Please confirm that you will provide the basis for your statement, as provided in your response, in future filings.

Item 7. Major Shareholders and Related Party Transactions, page 69

17. We note that Section 4 of the Equity Pledge Agreement filed as Exhibit 10.13 to your Form F-1 on January 8, 2008, provides that the Pledgors, or ATA Online shareholders, shall cause ATA Online to register the Pledge under the agreement in its "Shareholders' List" within three (3) days after the pledge agreement is executed. Further, we note that Section 17 of the agreement provides that the equity pledge agreement is effective upon the execution of all parties to the agreement *and* the pledgors recording the pledge of pledge property in the "Shareholders' List" and handing over such list to the pledgee, or ATA Learning. Please explain the reference to "Shareholders' List" in the agreement. If "Shareholders' List" references the local authority that the equity pledge must be registered with in order to be valid and enforceable, please state so. Further, assuming "Shareholders' List" references the local authority that the equity pledge must be registered with in order to be valid and enforceable, please discuss the registration timetable outlined in your agreement in your Form 20-F and discuss the effect your inability to meet the three (3) day registration deadline of the equity pledge has on the validity and enforceability of the equity pledge going forward. Finally, please also discuss that the equity pledge agreement was executed on February 12, 2007, and based on Sections 4 and 17 of the equity pledge agreement, since registration of the equity pledge has not taken place pursuant to the required registration provisions of the agreement, the equity pledge has not been in effect for over five years. Please also provide appropriate risk factor disclosure addressing this.

(2) Summary of Significant Accounting Policies
(v) Variable Interest Entities, F-17

18. We note your proposed disclosures provided in response prior comment 18 from our letter dated March 9, 2012. You disclose that the neither the Group or the equity holders of ATA Online individually have the power to direct activities of ATA Online that most significantly impact ATA Online's economic performance, the obligation to absorb the

expected losses and the right to receive expected residual returns of ATA Online. We also note that fees under the technical support agreement and strategic consulting service agreement are based on actual services required by ATA Online. You disclose that during the periods presented no services were provided under these agreements. In addition, under the loan agreements you are only entitled to dividends declared by ATA Online. Tell us how you determined that all the equity and net income or losses of ATA Online should be attributed to the company, instead of reflecting a non-controlling interest for the equity holder of ATA Online. Discuss the accounting literature you considered in determining your accounting policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
Tom Hall, Esq.
O'Melveny & Myers LLP